Mail Stop 3561

								June 2, 2005

Mr. Gary A. Simanson, President and CEO
Community Bankers Acquisition Corp.
717 King Street
Alexandria, Virginia 22314

      Re:	Community Bankers Acquisition Corp.
		Registration Statement on Form S-1
		Filed April 22, 2005
      File No. 333-124240

Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Have you identified or been provided with the identity of, or had any direct or indirect contact with potential acquisition candidates?
Currently, you merely disclose that you have not "selected" a target business for combination. If management, the directors, or any affiliate, agent or other representative of any of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us. We may have further comment.
2. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed, and in fact intend to make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $7.20 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and
(iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since the average price of their existing shares was $.025 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price of approximately $7.20 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

3. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

4. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

5. Prior to the effectiveness of the company`s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns.

6. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

7. We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Redeemable Warrants."
Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to
Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."


Cover page of Prospectus

8. Please revise the second paragraph to indicate the offering price per unit.

9. Revise your disclosure referencing your intent to have the company`s securities listed on the OTC Bulletin Board to clarify that there is no assurance that such securities will be listed for trading on the OTC Bulletin Board.

10. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless the representative of the underwriter determines that an earlier date is acceptable." Please revise to elaborate on the noted disclosure in an appropriate place in the prospectus. Discuss the factors that the underwriter will consider in making the determination to allow earlier separate trading. If the underwriter decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

Table of Contents

11. Please move the paragraph immediately following the table of contents to an appropriate section following the risk factors section.

12. In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement "[y]ou should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus."
Additionally, revise the statement on the back cover page "the delivery of this prospectus will not, under any circumstances create any implication that the information is correct as of any time subsequent to the date of this prospectus."

Prospectus Summary, page 1

13. We note that parts of the summary section and the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example we note the statements "[m]embers of our management team and board of directors have significant management experience in operating banks, negotiating and consummating mergers and acquisition transactions as well as implementing and integrating such transaction with existing bank operations. We intend to leverage the experience of our management team and our capital to create value for our shareholders." Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.



14. Please note, in the discussion of the offering on page 2 or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

15. Supplementally advise us why you appear to have a Virginia address and a Washington DC phone number.

16. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $11.50 per share or more in order for the redemption rights to apply.

17. Provide, here or elsewhere in the prospectus as appropriate, a definition for the term "public stockholder" as used by the company with respect to this offering. In this context, please discuss in particular whether this term would include the "existing stockholders" of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, pursuant to open market purchases of units, common stock or warrants, or from the exercise of warrants held by such persons.

18. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

19. We note your statement that "in certain business combinations, the amount of our cash contribution in the target business may exceed the fair market value of the target business (not including our cash contribution) prior to the consummation of the business combination."
We do not understand your statement.  Please revise.

20. Briefly detail, here or elsewhere in the prospectus as appropriate, the "certain limited exceptions" to the requirement that all existing stockholders` shares shall not be transferable during the escrow period and cannot be released from escrow for three years from the date of the prospectus.

21. We note that purchasers of your units will receive one share of common stock and one warrant, allowing them to purchase shares (following a business combination) at the price of $6.00 per share.
We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive funds in the trust. This appears to create an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

22. We note that the company will received proceeds of $55,500,000 after underwriters discounts and commissions and that $54,000,000
will be deposited into a trust account.   We note your statement
that
approximately $1,100,000 of the net proceeds will not be held in the trust fund. It appears to us that approximately $1,500,000 of the proceeds will not be held in the trust fund. Please revise as appropriate.

23. Please revise to indicate the approximate dollar amount converted if 19.99% of the 7,500,000 shares are converted under the conversion rights.

Risk Factors, page 6

24. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. For example, the subheading for the second factor merely reads "Our management has broad discretion with respect to the identification and selection of a prospective target." Similarly, the subheading for the third risk factor reads "We must receive regulatory approvals before we can consummate a business combination involving a bank or bank holding company." Finally, we note the subheading "You will not be entitled to protections normally afforded to investors of certain blank check companies." These examples are illustrative. Avoid simply referring to a fact about your company or a future event in your subheadings. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact.

25. In risk factor three, please describe in more detail the regulatory approval required in order to consummate the business combination.

26. We note your cross-reference to the section "Effecting a business combination - Liquidation if no business combination" in your fourth risk factor. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

27. In risk factor six, we note your disclosure that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

28. Please explain the disclosure in the tenth risk factor that "it is possible that some of or key personnel will remain associated in various capacities with the target business following a business combination." Please provide detailed disclosure in the business section regarding this matter. State whether this may be a term of the business combination agreement. We may have further comment.

29. Revise risk factor thirteen to indicate the amount of stock that the officers and directors own in the company.

30. We note that Messrs. Zalman and Simanson have agreed to purchase warrants in the open market following the offering. Clarify whether they are obligated to purchase any specific amount of warrants following the offering. Supplementally, advise us why the underwriters have required them to purchase warrants following the offering.

31. In risk factor 15, we note that the company states that "[o]ur initial business combination may involve the simultaneous acquisition of more than one target business." The company also states in the Use of Proceeds section that "[a]ny amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions."
Please reconcile these statements with the disclosure in the MD&A section that states "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business." It would appear that to the extent that the company uses stock/cash or a combination of the two, any net proceeds would be used to finance the operations of the target business. Please revise the registration statement accordingly.

32. In risk factor 28, please describe in more detail the regulatory restrictions on the payment of cash dividends.

33. Some of your risk factors are too broad and generic and should be
revised to state the material risk that is specific to Community Bankers Acquisition Corporation. As a general rule, a risk factor is probably too generic if it is readily transferable to other
offering
documents or describes circumstances or factual situations that are
equally applicable to other similarly situated businesses.   The
following risk factors should be revised, deleted or moved to another section of the prospectus as appropriate:
* "Our board of directors is staggered and will probably remain in control of our company until at least the consummation of a business combination" and
* "We intend to have our securities quoted on the OTC Bulletin Board, which will limit the liquidity and price of our securities more than if our securities were quoted or listed on the NASDAQ Stock Market or a national exchange."

34. The write off of organizational costs has been required by SOP 98-5 since 1999. Please revise the last risk factor on page 12.

Use of Proceeds, page 14

35. We note that you have allocated $200,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

36. We note that the proceeds held in trust may be used to compensate any finders that aid in your search of a target business. Please clarify if the finders` fee expenses will be disclosed in the proxy that will be sent to public shareholders before a business combination takes place.

Dilution, page 15

37. We note you indicate that the existing stockholders will have an immediate increase in net tangible book value of $5.69 per share.
It
appears to us that they would have an increase of $5.63 per share in net tangible book value. Please advise or revise.

Proposed Business, page 19

Effecting a Business Combination, page 20

38. Please include if true, that none of the company`s officers, directors or promoters, and no other affiliate of the company, have had any preliminary contact or discussion with any representative of any other company regarding the possibility of an acquisition or merger between the company and such other company.

39. In the paragraph under the heading "We have not identified a target business," and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify the specific criteria, if that criteria has been established, the company will utilize in determining qualified business combination candidates (i.e., fair market value of at least
80% of the company`s net assets, annual revenues between $xxx to $xxx, EBITDA of $xxx to $xxx, etc.), provide the number of participants that qualify as potential combination candidates given the company`s established criteria and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities.
We may have further comment.

40. In the paragraph "Sources of target businesses," we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.






41. In the paragraph under the heading "Sources of target businesses," we note the disclosure that the company will not pay any finders or consulting fees to the officers, directors or existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the officers, directors and existing stockholders will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.

42. In the disclosure under the heading "Probable lack of business diversification," provide additional disclosure to clarify, in light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, how the company would be able to effectuate a business combination with more than one target business.

43. We note your statement in the "Limited ability to evaluate the target business` management" section that "we cannot assure you that our officers and directors ...will be familiar with their responsibilities under the United States securities laws." We do not understand the relevance of your statement in the prospectus. Revise to delete the noted statement.

Employees, page 24

44. Given the disclosure regarding the amount of time management will devote, please revise to discuss in detail how management intends to carry out its duty of seeking a target business.

Management, page 34

45. For Gary A. Simanson and Keith Walz, please describe all employment during the past five years. See Item 401(e)(1) of Regulation S-K. In the description, please include the name and business of the person`s employer, beginning and ending dates of employment, the positions held and a brief description of the employer`s business. Also include any other directorships held by each director as required by Item 401(e)(2) of Regulation S-K.

46. Please disclose the period during which each person has served as a director, as required by Item 401(a) of Regulation S-K.

Conflicts of Interest, page 35

47. In the fifth paragraph, please clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold which were not owned prior to the offering in accordance with the vote of the majority of the public stockholders and that such shares may be voted either for or against the proposed business combination in the existing holder`s own discretion. In addition, clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering (whether pursuant to the offering, pursuant to open market purchases, or pursuant to the exercise of warrants) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

Principal Stockholders, page 36

48. We note your disclosure regarding management`s agreement with I-
Bankers Securities to make open market purchases of the warrants once separate trading begins, so long as the price does not exceed $1.20.
This arrangement appears to be an additional mechanism for initial shareholders to retain an even larger portion of their ownership, than is disclosed in the risk factors section, following a business combination. Please revise to discuss this risk in the risk factors section.

49. Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.

Underwriting, page 43

50. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.

51. We note your statement that the underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities. Supplementally, advise us how these transactions comply with Regulation M. We may have further comment.

Financial Statements

General

52. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

53. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Part II

Exhibits

54. Please file the form of the underwriting agreement with the next amendment.



Signatures

55. Please have the principal accounting officer sign in this capacity. See Instructions to Signatures, Form SB-2.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.





      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

      Sincerely,


      John Reynolds, Assistant Director
      Office of Emerging Growth Companies


cc:	Kathleen Cerveny, Esq.
	Fax: (202) 452-0930
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Mr. Gary A. Simanson
Community Bankers Acquisition Corp.
June 2, 2005
Page 1